                                [OGC letterhead]


                                           November 30, 2004


VIA EDGAR AND OVERNIGHT DELIVERY

Max A. Webb, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington DC 20549

         RE:      OUTLOOK GROUP CORP.
                  COMMISSION FILE NO. 000-18815

Dear Mr. Webb:

         This letter responds to the comments which Commission Staff made in its letter dated October 29, 2004 to me as Outlook Group Corp.'s chief financial officer, relating to the OGC Form 10-K for the fiscal year ended May 31, 2004 and its Form 10-Q for the quarter ended August 28, 2004. Comments are made in response to the numbered paragraphs in your letter. For convenient reference, a copy of your letter is attached to the delivered copy of this letter. In this letter, "we" refers to OGC and its management generally.

    Comment
      No.                                OGC Response
      ---                                ------------
       1         We will comply with this comment in future filings.

       2 We will consider providing such an executive-level overview in future filings.

       3         We will provide this type of information in future filings.

       4         OGC entered into an agreement with International Masters
                 Publishing Inc. (IMP) in March of 2003. The IMP agreement provides that OGC will be the single source to print products, and then collate, insert, package and mail the products direct to IMP customers. IMP had previously had these print, finishing and mailing operations performed at multiple locations and with several different vendors; therefore, IMP had inventory located at multiple locations. Because IMP wanted to close these various locations, as part of the agreement, OGC agreed to purchase the active remaining finished goods of IMP to use in fulfilling orders to IMP customers.

                 Rather than pay cash up front for this purchased inventory, the parties agreed that

Max A. Webb, Esq.
November 30, 2004
Page 2


    Comment
      No.                                OGC Response
      ---                                ------------
                 settlement would take place when this specific inventory was fulfilled (i.e., shipped to IMP's customers). OGC purchased the inventory at IMP's cost and recorded both the inventory and a note payable to IMP at this cost. After providing additional fulfillment operations, revenue is recognized after the
                 products are shipped to IMP customers. Title to this inventory transferred to OGC and OGC was subject to risk of loss related to the purchased inventory prior to completion of fulfillment operations. The total revenue recorded includes the cost of the finished goods purchased plus additional revenue for providing additional fulfillment operations; simultaneously, OGC provides
                 IMP a credit against its account receivable balance for the cost of any finished goods that were fulfilled using the
                 products purchased from IMP and OGC's note payable to IMP is reduced by the same amount of this credit. For your
                 information, at the end of the first quarter, over 90% of the
                 IMP inventory had been worked off in the ordinary course of business.

       5         We will provide this type of information in future filings.

       6         We will provide this type of information in future filings.

       7         OGC continues to pursue the sale of its Troy, Ohio facility.
                 OGC had leased this facility on a month-to-month basis to a third party through February 2004 at which time that party vacated the facility. As a result of the changed status of the property, OGC performed an impairment review. The building was depreciated up until the point of vacancy. The net value of the land and building remains at approximately $800,000, the net book value of the related assets when it was no longer an income producing asset and is accounted for as a "held for sale asset" under SFAS 144. The related net asset value is included in OGC's net property, plant and equipment section of the balance sheet. The net amount was not deemed material, and therefore not disclosed separately. The carrying amount of the land and building was less than 4% of the value of net property, plant and equipment and less than 2% of the value of total assets. OGC has not yet recognized any gains or losses on the disposal of the land and building since they have not yet been sold.

                 OGC has an appraisal of the property showing a market value above book value. Until earlier this month, OGC had been entertaining a bona fide third party offer, in excess of the carrying value, for the property; however, it now appears that the potential buyer will not proceed based upon its analysis of the costs of modifications for the buyer's intended use.

       8 OGC's pricing is done on a customer-by-customer and project-by-project basis, and there is no "standard pricing" for most projects. Pricing variances among

Max A. Webb, Esq.
November 30, 2004
Page 3


    Comment
      No.                                OGC Response
      ---                                ------------
                 projects depend upon many factors including size and duration of the project, the customer's timing requirements, the type and novelty of work being done, the types of materials used in the projects, the degree of customization required, and
                 numerous other factors. Therefore, general statements as to how particular types of projects would affect margins would not be a meaningful or accurate disclosure.

       9         We will comply with this comment in future filings.

      10 OGC's other asset section on the Balance Sheet of $1,185,000 is comprised of $800,000 of goodwill and $385,000 of amortizable intangibles including $314,000 of trade name relating to the purchase of Paragon Direct in June 2002 (this was subsequently sold at book value in June 2004), and $71,000 of fees relating to a lease agreement. These items were not deemed material as they comprised less than 3% of OGC's total assets. See also
                 Exhibit 1 (Table 10) attached to this letter. We will disclose goodwill as a separate line item in future filings.

      11 In determining sales returns and allowances, OGC looks at historical returns of product as a percentage of net sales and accrues against current sales an estimated allowance for sales returns. For example, the allowance for sales returns at May
                 31, 2004 was $120,000. We will also comply with this comment in future filings.

      12         In April 2001, OGC announced that it was merging its Outlook
                 Packaging business unit into its Outlook Label business unit, including relocation of Packaging operations to Label's Neenah, Wisconsin facility. During fiscal 2002, OGC incurred facility relocation charges of approximately $900,000 related to this move. Approximately $300,000 relates to the facility relocation along with severance costs, and approximately $600,000 associated with equipment renovations and start-up costs. These costs include "stay" bonuses to certain Packaging employees in Oak Creek, Wisconsin, to incent them to remain with the operation through the move. In addition, the costs included moving and reconfiguring certain items of machinery, its subsequent installation in Neenah and certain infrastructure changes in Neenah to accommodate the move. All items were expensed as incurred. These items were previously disclosed in OGC's Form 10-K for the fiscal year ended May 31, 2002.

      13 The term "services" is typically used in the printing and packaging industries to describe "operations" that are performed to produce a finished product. The revenues generated by OGC are related to tangible products upon which certain operations, or services, are performed. The vast majority of products produced are of a custom or "job shop" nature. Also, please see the related discussion to comment 8, above.

      14         We will comply with this comment in future filings.

Max A. Webb, Esq.
November 30, 2004
Page 4


    Comment
      No.                                OGC Response
      ---                                ------------
      15         The line item labeled "Purchase of Treasury Stock" in the 2004
                 Statement of Shareholders' Equity refers to exercises of
                 employee stock options in circumstance when, in accordance with the option plan, the option holders used existing ("mature")
                 shares of common stock as payment of the option exercise price.
                 The shares listed under "common stock" in this line item
                 represent the total number of shares issued pursuant to those options; the items shown under "treasury stock" refer to the shares which were used by employees as consideration. Based on your comment, we will change the title of this line item in future filings to "Exercises of Stock Options" to better
                 reflect the facts; we will combine with other cash option
                 exercises if appropriate.

      16         We will comply with this comment in future filings.

      17 OGC does not have significant advertising expenses. If these expenses ever become significant or material, we will comply with this comment in future filings.

      18 Revenue from shipment of manufactured products is recognized after title has passed to the client. In certain contracts, OGC has certain guaranteed revenue from rebates and performance bonuses that are recognized as earned through the year. In both situations, the following exist: 1) evidence of a contractual arrangement 2) either delivery of product or a rendering of required services 3) a fixed and determinable price, and 4) reasonable assurance of collectibility.

      19 Our "long-term contracts" are supply agreements lasting for a period of time, as distinguished from isolated or one-time purchase orders. They are not subject to percentage-of-completion or progress-billing rules. OGC long-term supply agreements are with clients to produce product on an "as required" basis. Therefore, OGC does not believe disclosures are required as outlined in Rule 5-02(3)c and Rule
                 5-02(6)(d) of Regulation S-X.

      20 Upon the acquisition of Paragon Direct on June 1, 2002 the excess of the purchase price over asset values was attributed to the "trade name", the "customer list" and the "technology."
                 When analyzing the results of OGC's Paragon division operations as of May 31, 2003 the following facts and conclusions were noted. The loss of eleven customers resulted in a reduction of approximately 60% of base sales. The marketing and sales strategy was modified at that time and the remaining customers were not deemed to be a critical mass of business. The intangibles related to the customer list were judged impaired and were written off. At June 1, 2002 Paragon Direct had recently completed the transition from mainframe list rental software to server-based software and had completed the development of certain customized software for several clients.
                 During the year

Max A. Webb, Esq.
November 30, 2004
Page 5


    Comment
      No.                                OGC Response
      ---                                ------------
                 after the acquisition, substantial flaws in the software were uncovered that necessitated major rewrites and modifications.
                 The intangibles related to the technology therefore were judged impaired and written off; the write off was an expense charged against SG&A.

      21 In recent periods, this amount has not been material. We will comply with this comment in future filings if it becomes material.

      22         We will provide this information in future filings.

      23         We will provide this information in future filings.

      24         We will provide this information in future filings.

      25 The amounts of legal settlement expense and recovery related to a lawsuit involving our relocated packaging facility. These items were included under the line item "Facility relocation and legal settlement costs" and were discussed in the MD&A.
                 Since the $120,000 legal fees were expensed as they were incurred, they were included in net income when recovered. This recovery was also included in the line item "Facility relocation and legal settlement costs."

      26 The Silly Productions litigation was discussed in the 2003 10-K in Item 3 and as a note to the financial statements. The settlement of this matter was discussed in the second quarter
                 2004 10-Q; a copy of that discussion follows:

                          As previously reported, the Company was sued in fiscal
                          2003 by Silly Productions, Inc. and its owner Thomas
                          Riccio. The complaint alleged nine theories of liability, all of which arose out of the actions of a former employee of the Company who appears to have stolen small amounts of certain materials during his employment by the Company, including collectable cards that the Company was printing for the plaintiffs. The plaintiffs claimed that the employee's actions destroyed the market for its product, and in discovery alleged total damages of $4.9 million. The Company denied liability and aggressively defended the claims.
                          However, to avoid the further expense of litigation, during the second quarter, the Company entered into a settlement agreement with the plaintiffs pursuant to which the Company refunded Silly Productions $150,000
                          (part of the fees which were previously paid to the Company), the plaintiffs dismissed the litigation, and the parties released each other from further liability.

                 Since the plaintiff sought a large amount of damages, disclosure of the suit was appropriate. However, once the settlement was completed for a settled amount far below the claims, we no longer considered the litigation material and therefore did not continue the discussions in the 2004 10-K.

Max A. Webb, Esq.
November 30, 2004
Page 6

    Comment
      No.                                OGC Response
      ---                                ------------
      27         This information was included in the MD&A; we will also include this information in the footnote in future filings.

      28 The Paragon assets which were sold consisted of customer lists, equipment, furniture, inventory, the trade name, certain proprietary software and customer contracts. OGC retained certain customer arrangements (generally with customers using other OGC services), proprietary software related to selected clients and software licensed from third parties.

                 The sale did not need to be reported in discontinued operations because OGC: (a) retained some business of the division and still offers related services to customers; (b) retained the third party software required to perform certain operations;
                 (c) entered into licensing and joint marketing with the Buyer as one means of offering the services to OGC's customers; and
                 (d) developed with the Buyer a mutual commission arrangement for referral business. OGC believes that it was not necessary to reclassify the Paragon assets as "held for sale" because the amount of assets was immaterial to OGC. (The transaction was, of course, disclosed.)

                 In referring to literature with Topic 5.E considerations, it was concluded that the transfer of risks and other incidents occurred and therefore sale treatment was considered to be appropriate. Even though the Buyer made a small cash payment, all risks and other incidents of ownership were transferred to the Buyer. OGC is not involved in the managerial authority of the business and does not have the ability to dictate which contracts to perform. In addition, the Buyer has been in business since 1976, has its own financing channels, and was assessed to be financially able to pay the note independent of the viability of Paragon. In addition, OGC did not provide any debt or contract performance guarantees in regard to the sale transaction.

      29 As indicated in the first quarter fiscal 2005 10-Q, the sale to the Buyer was for approximately $376,000 in cash and note obligations. The note, which has a face value of $350,000, is due in four equal annual installments of $87,500 each and bears interest at 5.0% per annum. No gain or loss was recognized as a result of the sale because the purchase price equaled the net book value of the assets sold.

                 While the Buyer acquired certain Paragon customer relationships, OGC retained Paragon's relationships with other customers who use multiple OGC services. OGC can, and does, continue to make these types of services available to other customers directly or through ongoing arrangements with the Buyer or other providers.

Max A. Webb, Esq.
November 30, 2004
Page 7

    Comment
      No.                                OGC Response
      ---                                ------------
                 OGC and the Buyer have also entered into agreements under which they may sell each others services for specified commissions, and OGC will make limited payments to the Buyer if Paragon's continuing sales are below specified amounts in the future. The
                 Buyer has also committed to making Paragon services available to OGC to support OGC customers. With regard to the contingent consideration under the marketing agreement, that consideration will be accounted for in a manner similar to an earnings
                 contingency--that is, when the contingency is resolved.

      30 We are not an "accelerated filer" and have not yet become subject to the various requirements relating to Item 308 of Regulation S-K and Section 404 of the Sarbanes-Oxley Act. As we become subject to the related requirements, and as we progress in our preparations we will comply with them in future filings.

      31 We do not believe that these reserves have been material. We will comply with this comment in future filings, if reserves become material.

      32 OGC customers are typically offered net 30 days in which to pay invoices for products. Certain of OGC customers are offered early payments discounts of varying terms such as 1% discount if paid within 10 days. Many customers often take advantage of these discounts, and this tends to keep OGC's accounts receivable balance down. However, when customers who have taken the discount in the past do not take the early pay discount, they have accounts receivable balances that will remain on the books for 30 days instead of only 10 days, and this will increase the accounts receivable balance at any particular time up until the time the invoice is actually paid. Upon a customer remitting the cash and taking an early pay discount, the receivable is settled when cash is received and the amount of the discount is recorded as a sales discount. Due to OGC's practice of recording any discounts taken prior to the closing of the quarter for accounting purposes, cash discounts have not historically affected quarter-end receivables or the accuracy of quarterly sales.

      33         We will comply with this comment in future filings.


                                      * * *

Max A. Webb, Esq.
November 30, 2004
Page 8


         On behalf of Outlook Group Corp., and as requested in your letter, we acknowledge that:

         - Outlook Group Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

         - staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         - Outlook Group Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 727-8566, or Ken Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345 if you have any questions or need further information.

                                            Very truly yours,

                                            OUTLOOK GROUP CORP.



                                            By:    /s/ Paul M. Drewek
                                                   Paul M. Drewek
                                                   Chief Financial Officer


cc:      Kenneth V. Hallett, Esq.

                                                                       EXHIBIT 1

                                    TABLE 10

      TRADE NAME

                                      Beginning           Annual           Cumulative         Carrying
                                        Value          Amortization       Amortization         Value

      June 2002                        392,406
      Fiscal Year 2003                                     39,241              39,241         353,165
      Fiscal Year 2004                                     39,241              78,482         313,924

      LEASE FEES

                                      Beginning           Annual           Cumulative         Carrying
                                        Value          Amortization       Amortization         Value
      August 2002                      182,070
      Fiscal Year 2003                                     50,575              50,575         131,495
      Fiscal Year 2004                                     60,690             111,265          70,805

      GOODWILL

                                      Beginning           Annual           Cumulative         Carrying
                                        Value          Amortization       Amortization         Value
      Fiscal Year 2004                                                                        800,663